COUGAR OIL AND GAS CANADA INC. Suite 1120, 833 – 4 Avenue S.W. Calgary, Alberta T2P 3T5 Phone: +1 403-262-8044 Fax: +1 403-513-2670 info@cougarenergyinc.com www.cougarenergyinc.com

July 5 , 2011

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington DC 20549

Re:	Cougar Oil and Gas Canada Inc.
Form 20-F for the Transition Period Ended December 31, 2010
Filed March 31, 2011
Response Letter Dated May 31, 2011
File No. 0-53879

Dear  Mr. Hiller:

We have received and reviewed your letter dated June 22, 2011 and as per the voice mail left with your office on June 27, 2011 we are providing this letter.

We respectfully request an extension of time until July 22, 2011 to allow us  and our advisors to fully research and a prepare a complete and accurate response to the comments.  The reasons for the delay in response are:
1.	Our securities lawyer is out of country on business until July 5, 2011.
2.	Our CFO is on vacation until July 11, 2011. He came into the office on June 27, 2011 to receive the letter via email so we could review it.
3.	July 1 was our national holiday in Canada and July 8 is a Civic Holiday in Calgary.

Considering the above items we could not formulate a response with associated review of all the stakeholders in the 10 business days requested.

We thank you in advance for your assistance in this matter and should you have any questions, do not hesitate in calling me.

Sincerely.
/s/Wm S Tighe

Wm S (Bill) Tighe
CEO and Chairman of  the Board